Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
 (248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac2013@gmail.com

27 October 2015

Mr. Ruairi Regan
Mr. David Link
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:          Vet Online Supply, Inc.
Registration Statement on Form S-1
Filed September 18, 2015
File No. 333-207001

Dear Mr. Regan:

We are in receipt of your correspondence dated October 15, 2015, and on behalf of Mr. Edward Aruda, President of Vet Online Supply, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Vet Online Supply, Inc.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response:  To date, we have not yet approached any investors with any written materials.  Once our S-1 Registration Statement is effective, our President will approach friends, family and business associates to invest in the company.

Facing Page

2.	Please revise to include an address and telephone number for the company’s agent for service.

Response: We have added the address and telephone number for the company’s agent for service on the facing page.

Risk Factors

We contract to resell….page 9

3.	Please describe the material terms of the reseller agreement with Concord Veterinary Supply referenced in this section and file it as an exhibit.

Response:  We have added the following language to the risk factor in the S-1 and have filed the agreement as an exhibit:

Concord Veterinary Supply has authorized the non-exclusive right to Vet Online Supply, Inc. to market, promote, advertise, sell, distribute and deliver, veterinary products carried by Concord Veterinary Supply, which are listed on www.concord-surgical.com, for a fee of $50,000, payable to Concord Veterinary Supply, Inc. Vet Online Supply, Inc. will market the products as Concord Veterinary Supply, Inc. products.

Securities and Exchange Commission
Division of Corporation Finance
Vet Online Supply, Inc.
File No. 333-207001
27 October 2015

Use of Proceeds, page 15

4.	Please reconcile the offering expenses disclosed in this table, and throughout the prospectus, with the expenses disclosed on page 39.

Response: The offering expenses previously disclosed were missing certain costs and have been amended and reconciled throughout the registration statement.

5.
Please revise footnote 1 to indicate the amount outstanding on the convertible promissory note with Kensington Marketing LLC.  Also clarify whether the proceeds from the offering will be used to pay the convertible promissory note.

Response:  Footnote 1 has been revised to accurately state the amount outstanding on the convertible promissory note.

6.	Please revise your use of proceeds table to indicate in more detail the anticipated working capital uses of the proceeds.

Response:  The use of proceeds table has been revised to indicate more accurately the anticipated working capital uses of the proceeds.

Business, page 21

Opportunity, page 21

7.	Please tell us why you elected to provide market data from 2013 and not more current data. Please update your prospectus to provide the most current information available.

Response:  The information from 2013 has been deleted and replaced with updated information.

8.
We note your reference to MWI Veterinary Supply and cite MWI Veterinary Supply’s first quarter 2014 results.  We do not understand why you have referred to MWI Veterinary Supply and its results in your prospectus given that the company does not appear to have any relationship with MWI Veterinary Supply.  Please revise to delete your references to MWO Veterinary Supply and its first quarter 2014 results or advise us why the information is appropriate in the company’s prospectus.  We may have further comment.

Response:  We have deleted references to MWI Veterinary Supply’s first quarter 2014 results.

Marketing Strategy, page 29

9.
We note your references to Drs. Foster and Smith and their amount of sales in 2014.  We do not understand why you have referred to Drs. Foster and Smith and their 2014 sales given that the company does not appear to have any relationship with Drs. Foster and Smith.  Please revise to delete your reference to Drs. Foster and Smith from the prospectus.

Response:  We have deleted references to Drs. Foster and Smith in our Registration Statement.

Securities and Exchange Commission
Division of Corporation Finance
Vet Online Supply, Inc.
File No. 333-207001
27 October 2015

Edward Aruda, page 34

10.
Please describe Mr. Aruda’s business experience during the past five years, including the dates he served in each role ad the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, as required by Item 401(e) of Regulation S-K.

Response:  We have added information in the registration statement to more accurately describe Mr. Aruda’s business experience.

Certain Relationships and Related Transactions, page 36

11.	Please clarify the relationship between Kensington Marketing LLC and the company.

Response: We have inserted the following language into this section in our registration statement. Ms. Pedotti approached the owner of Kensington Marketing, and Ms. Pedotti’s cousin, Amy Munro Swanson Chaffe, if Ms. Chaffe’s company could assist in taking Vet Online Supply public.  Kensington Marketing has acted, and continues to act, as a consultant to the Company with regard to the preparation of documents relative to a start-up company as well as to taking the company public. Additionally, Kensington Marketing entered into a promissory note with the Company for payments it made on behalf of the Company and relative to start-up costs of the Company.

Undertakings, page 41

12.	Please include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Response:  We have included the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Legal Opinion

13.	The Legal Opinion refers to Vet Online Services and not the registrant. Please revise.

Response: We have provided a corrected Legal Opinion referencing the registrant.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Edward Aruda at (442) 222-4425.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

cc:  Mr. Edward Aruda, President
       Vet Online Supply, Inc.